Exhibit 99.1

The Thomson Corporation
Metro Center, One Station Place
Stamford, CT 06902
Tel (203) 539-8000
www.thomson.com

News Release

Media Contacts:		Investor Contact:

Simon Hylson-Smith	(201) 915 3142	Frank J. Golden	(203) 539 8470
Thomson TradeWeb (U.S.)		Investor Relations
Simon.hylson-smith@tradeweb.com		frank.golden@thomson.com

Cara Kiewel	+44 (0) 20 7776 0943
Thomson TradeWeb (Europe/Asia)
Cara.kiewel@tradeweb.com

Sally Cates	(646) 822 2076
Thomson Financial
Sally.cates@thomson.com

Fred Hawrysh	(203) 539 8314
The Thomson Corporation
Fred.hawrysh@thomson.com

FOR IMMEDIATE RELEASE

Nine Global Dealers and Thomson Financial Form Premier

Electronic Trading Venture Using TradeWeb

STAMFORD, CT, October 11, 2007 — Thomson Financial, an operating unit of The Thomson Corporation (TSX: TOC, NYSE: TOC) and the parent company of TradeWeb,  today announced it plans to form a strategic partnership with nine of the world’s leading global dealers to drive the expansion of electronic trading using the TradeWeb platform. TradeWeb is the world’s leading multi-dealer-to-customer marketplace for fixed income and derivatives linking 35 leading dealers, including the nine investors, with over 2,200 buy-side customers.

The partnership will utilize TradeWeb’s established market position to create a global multi-asset class execution venue for clients. Under the terms of the agreement, the dealers will invest approximately $180 million to purchase a minority stake in TradeWeb’s established markets. Separately, Thomson and the dealers will fund additional investment in asset class expansion.

As part of the overall partnership, Thomson Financial will contribute its equity trading-related assets, including AutEx and the Thomson Order Routing network to TradeWeb.  AutEx is an industry leader in providing equity indications of interest (“IOIs”). Thomson Order Routing is a leading global FIX network, with more than 6,000 connections to over 700 customers around the world.

The dealers that have agreed to invest in TradeWeb are: Credit Suisse, Deutsche Bank, Goldman Sachs, JPMorgan, Lehman Brothers, Merrill Lynch, Morgan Stanley, The Royal Bank of Scotland, and UBS. All nine firms have committed to participate in TradeWeb’s markets, including interest rate swaps, providing a significant opportunity for institutional investors to benefit from the efficiencies of electronic trading.

This deal is expected to provide a number of advantages to clients, including:

—           The opportunity to create a unified platform for the trading of fixed income, derivatives and equities markets;

—           Integrated multi-asset class trade processing;

—           Access to a deep pool of dealer liquidity for interest rate swaps;

—           Accurate pricing information off which to drive analytics and modeling;

—           True multi-asset and cross-asset class trading, enabling clients to execute advanced trading strategies that are now becoming commonplace, especially with hedge funds and other leveraged investors; and

—           Greater market transparency, increased trading effectiveness and reduced operational complexity for both the buy-side and sell-side.

Under the terms of the agreement, Thomson Financial will become a preferred distributor of TradeWeb’s market data.

“This new venture is a demonstration of Thomson Financial’s commitment to working with its dealers and customers to drive performance,” said Sharon Rowlands, CEO of Thomson Financial. “It will marry TradeWeb’s proven technology and operational skills with the support of a world-class group of dealers to provide global, one-stop trading and straight-through processing for our customers.”

TradeWeb was acquired by Thomson Financial in 2004, a year in which trading volumes totaled $26.2 trillion. Since then trading has continued to increase, with clients executing more than $51.2 trillion in trades in 2006, an increase of 95% over 2004. Trading in the first half of 2007 reached $30.6 trillion, a year-on-year increase of 22%.

“This partnership is a natural step forward in the evolution of the online financial marketplace, taking us closer to the time when almost all trading is electronic,” said Jim Toffey, CEO of Thomson TradeWeb. “TradeWeb is ideally positioned to seize this opportunity, and expand e-trading for our clients on one platform through organic growth and through acquisition. The end-game is to be the leading global network where markets meet.”

“At this stage in the evolution of the electronic markets, especially interest rate swaps, the partnership of leading dealers with TradeWeb’s global distribution and technology, is a powerful combination. New investment by the dealers, and ongoing support from Thomson, position us uniquely to continue to work with the wider buy-side and sell-side community to expand our business,” said Lee Olesky, President of Thomson TradeWeb.

Toffey, Olesky, and Billy Hult, Managing Director and Head of U.S. Markets, will retain the same positions in the new venture.

“The dealers are pleased to partner with TradeWeb to provide our clients with the transparency, price discovery and efficiency of electronic execution,” said Vic Simone, Global Head of Principal Strategic Investments for Goldman Sachs, on behalf of the dealer consortium. “Together, we will provide new solutions that reduce technology complexity, increase settlement accuracy and drive best-execution pricing.”

The transaction is expected to close in the next few months, pending regulatory approval.  TradeWeb will maintain its global headquarters in Jersey City, NJ. Average daily trading volume on TradeWeb exceeds $250 billion.

TradeWeb will continue to work closely with Thomson Financial on developing new and innovative solutions for non-traders.

Merrill Lynch acted as financial advisor and Fried, Frank, Harris, Shriver & Jacobson LLP acted as legal advisor to Thomson on the transaction. Cleary Gottlieb Steen & Hamilton LLP acted as legal advisor to the group of investing dealers.

The Thomson Corporation

The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers.  With operational headquarters in Stamford, CT, Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare.  The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC). Thomson Financial, with 2006 revenues of U.S.$2 billion, is a provider of information and technology solutions to the worldwide financial community. Through the widest range of products and services in the industry, Thomson Financial helps clients in more than 70 countries make better decisions, be more productive and achieve superior results.

About Thomson TradeWeb

Thomson TradeWeb is the leading online fixed-income trading network with over 12 million trades executed and total volume surpassing $200 trillion since its inception in 1998. TradeWeb’s multi-dealer auction model links the trading desks of 35 of the world’s leading Fixed-Income dealers with more than 2,200 buy-side institutions in North America, Europe, and Asia. Over $250 billion in trading volume gets executed over TradeWeb each day. The business is also the leading electronic “straight-through processing” network for the fixed-income markets, providing dealers and buy-side institutions with paperless trade allocations and confirmations on its fully-integrated TradeXpressSTP network. The TradeXpressSTP network includes AccountNet, the first derivatives counterparty management tool and the leading data warehouse for standing settlement instructions and OTC derivatives legal documentation. TradeWeb operates within the Thomson Financial group of businesses. TradeWeb LLC is a member of FINRA. TradeWeb Europe Limited is regulated by the U.K. Financial Services Authority.

This news release includes forward-looking statements which are based on certain assumptions and reflect The Thomson Corporation’s current expectations. Forward-looking statements include, without limitation, the Corporation’s beliefs that the venture will expand electronic trading on TradeWeb and that it is expected to provide a number of advantages to clients. All forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations include the need to obtain regulatory approvals and satisfy conditions to closing, risks related to changes in the general economy and actions of TradeWeb’s competitors. Additional factors are discussed in the Corporation’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation’s latest annual information form, which is contained in its most recently filed annual report on Form 40-F. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.